Exhibit 3.1

AMENDMENT

TO

BYLAWS

OF

GULFMARK OFFSHORE, INC.

The Bylaws of GulfMark Offshore, Inc., a Delaware corporation (the “Corporation”), effective as of October 13, 2009, as amended as of February 24, 2010 (the “Bylaws”), are hereby amended as of November 21, 2016, as follows:

Article VII is hereby amended to include the following provisions:

“Section 7.7. Forum for Adjudication of Disputes. To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state or federal court located in the State of Delaware), shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought in the name or right of the Corporation or on its behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, stockholder or other agent of the Corporation to the Corporation or the Corporation’s stakeholders, (iii) any action arising or asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware or any provision of the Certificate of Incorporation or these Bylaws or as to which the General Corporation Law of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these Bylaws. Any person or entity purchasing or otherwise acquiring any interest in securities of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.7.

Section 7.8. Enforceability. If any provision of this Article VII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.”

I, as the Secretary of GulfMark Offshore, Inc., by signing this document, certify that this document contains a true and correct copy of an amendment dated November 21, 2016, to the Bylaws effective as of October 13, 2009, as amended as of February 24, 2010, acting pursuant to Section 7.6 of the Bylaws of the Corporation.

By:	/s/ Cindy M. Muller
Cindy M. Muller, Secretary